UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Advanced Disposal Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00101N107

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00101N107	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highstar Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 41,985,997
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 41,985,997
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,985,997
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.48%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

[1]	Based on 88,432,450 shares of common stock outstanding as of December 31, 2016, as provided by the Issuer.

CUSIP No. 00101N107	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Atlantic GP, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 41,985,997
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 41,985,997
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,985,997
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.48%[2]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[2]	Based on 88,432,450 shares of common stock outstanding as of December 31, 2016, as provided by the Issuer.

CUSIP No. 00101N107	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Star Atlantic Waste Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 41,985,997
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 41,985,997
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,985,997
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.48%[3]
12.	TYPE OF REPORTING PERSON (see instructions) PN

[3]	Based on 88,432,450 shares of common stock outstanding as of December 31, 2016, as provided by the Issuer.

CUSIP No. 00101N107	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer Advanced Disposal Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices 90 Fort Wade Road, Ponte Vedra, Florida 32081

Item 2.

(a)

Name of Person Filing

This statement is filed by:

(i)     Highstar Capital LP, a Delaware limited partnership;

(ii)    Star Atlantic GP, Inc., a Delaware corporation; and

(iii)  Star Atlantic Waste Holdings, L.P., a Delaware limited partnership.

(b)	Address of the Principal Office or, if none, residence 277 Park Avenue, 45th Floor, New York, New York 10172

(c)	Citizenship See Item 4 of the cover pages.

(d)	Title of Class of Securities Common Stock, $0.01 par value per share

(e)	CUSIP Number 00101N107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Star Atlantic GP Inc. (“Star Atlantic GP”) is the general partner, and Star Atlantic Waste Holdings, L.P. (“Star Atlantic”) is a limited partner, of Star Atlantic Waste Holdings II, L.P. (“Star Atlantic II”), which held shares in Advanced Disposal Waste Holdings Corp. (“Advanced Disposal”). On October 12, 2016, Advanced Disposal Waste Holdings Corp. (“Parent”), which owned all of the outstanding common stock (“Pre-Merger Common Stock”) of the Issuer, was merged with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”). In the Merger, all issued and outstanding shares of Pre-Merger Common Stock held by Parent were canceled, and holders of shares of Parent received shares of common stock of the Issuer (“Post-Merger Common Stock”). Immediately after the initial public offering of the Common Stock of the Issuer, Star Atlantic II distributed 41,985,997 shares of Post-Merger Common Stock that it received from the Merger to Star Atlantic.

This Schedule 13G is filed jointly by Highstar Capital LP (“Highstar”), Star Atlantic GP and Star Atlantic. Highstar is a registered investment adviser. PineBridge Highstar (SPE) LLC serves as the general partner of Star Atlantic GP and has delegated management authority for Star Atlantic GP to Highstar. Highstar also serves as the investment manager for Star Atlantic. Following the Merger and related transactions, Star Atlantic is the direct holder of the Post-Merger Common Stock reported in Item 9 of each of the cover pages.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages..

	(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages..

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages..

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages..

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/2017 Date

/s/ Scott Litman Signature

Scott Litman / Authorized Signatory of Highstar Capital LP Name/Title

02/14/2017 Date

/s/ Scott Litman Signature

Scott Litman / Authorized Signatory of Star Atlantic GP, Inc. Name/Title

02/14/2017 Date

/s/ Scott Litman Signature

Scott Litman / Authorized Signatory of Star Atlantic Waste Holdings, L.P. Name/Title